MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2017 and 2016

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 11, 2017 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the three months ended June 30, 2017. The following information should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and accompanying notes for the periods ended June 30, 2017 and 2016, which are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), as well as the audited consolidated annual financial statements for the year ended March 31, 2017. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com or the Edgar website at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A the words "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", or the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. The forward-looking statements pertain to, among other things:

  continued development of the Company's products and business;

  the Company's growth strategy;

  production costs and pricing of CLARISOY™ soy protein, Peazazz® pea protein, Puratein®, Supertein® and Nutratein® canola protein isolates;

  marketing strategies for the Company's soy, pea and canola proteins;

  development of commercial applications for soy, pea and canola protein proteins;

  ability to produce proteins and protein isolates in commercial quantities with sufficient grade and quality at cost-effective prices;

  construction of production facilities;

  future protection of intellectual property and improvements to existing processes and products;

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2017 and 2016

  regulatory approvals;

  input and other costs;

  liquidity and working capital; and

  the ability of the Company to regain compliance with the requirements of The Nasdaq Global Market or its intention or ability to transfer to The Nasdaq Capital Market.

The forward-looking statements are based on a number of key expectations and assumptions made by management of the Company, including, but not limited to:

  the Company's ability to obtain required regulatory approvals;

  the Company's or its licensing partner's ability to generate new sales;

  the Company's or its licensing partner's ability to produce, deliver and sell the expected product volumes at the expected prices;

  the Company's ability to control costs;

  the Company's ability to obtain and maintain intellectual property rights and trade secret protection;

  market acceptance and demand for the Company's products;

  the successful execution of the Company's business plan;

  achievement of current timetables for product development programs and sales;

  the availability and cost of labour and supplies;

  the availability of additional capital; and

  general economic and financial market conditions.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on such forward-looking statements. The forward-looking statements reflect the Company's current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties. Many factors, both known and unknown could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this MD&A, including, but not limited to:

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2017 and 2016

  the condition of the global economy;

  market acceptance of the Company's products;

  changes in product pricing;

  changes in the Company's customers' requirements, the competitive environment and related market conditions;

  product development delays;

  changes in the availability or price of labour and supplies;

  the Company's ability to attract and retain business partners, suppliers, employees and customers;

  changing food or feed ingredient industry regulations;

  the regulatory regime;

  the Company's access to funding and its ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; and

  the Company's ability to protect its intellectual property.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended. The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

The Company qualifies all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. Our patented processes utilize inexpensive oilseed meals and other plant-based sources for the production of purified plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Our products include CLARISOY™, a soy protein that offers clarity and complete nutrition for low pH systems; Peazazz® pea protein that is uniquely soluble with clean flavour characteristics; and Puratein®, Supertein® and Nutratein®, three canola protein isolates with unique functional and nutritional attributes. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 222 issued patents worldwide, including 66 issued U.S. patents, and in excess of 345 additional patent applications, 43 of which are U.S. patent applications.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2017 and 2016

CONVERTIBLE NOTE

On May 12, 2016, the Company issued a convertible note (the “Note”) to a wholly-owned subsidiary of PT International Development Corporation Limited (“PT International” or the “Lender”), formerly ITC Corporation Limited, a company that has significant influence over Burcon, for the principal amount of $2.0 million (the “Principal Amount”) with net proceeds of $1.9 million. The Note has a term of three years (the “Maturity Date”) and bears interest at 8% per annum, compounded monthly. The Principal Amount and the accrued interest will be payable on the earlier of May 12, 2019, the occurrence of an event of default as set out in the Note, or voluntary prepayment by the Company. The Lender may convert the Principal Amount in whole or in part at $4.01 per common share at any time commencing on or after July 1, 2016 and up to and including the Maturity Date. Burcon has the right, before the Maturity Date, with notice as set out in the Note, to prepay in cash all or any portion of the Principal Amount by paying to the Lender an amount equal to the Principal Amount to be prepaid multiplied by 110%. Subject to the consent of the Lender, Burcon may pay any interest that is due and payable under the Note through the issuance of the common shares at a conversion price equal to the market price as defined in the Note.

The conversion option was recorded as a derivative liability. Under the terms of the Note, there are certain conditions where the conversion price may be adjusted. Therefore, in accordance with IFRS, an obligation to issue shares for a price that is not fixed must be classified as a derivative liability and measured at fair value, with changes recognized in change in fair value of derivative liability in the consolidated statement of operations and comprehensive loss.

Pursuant to the terms of the Note, the conversion price had to be adjusted upon the occurrence of the 2016 Rights Offering (see next section below). Therefore, the conversion price of the Note was adjusted effectively immediately after the record date of the 2016 Rights Offering, being November 3, 2016 from $4.01 per share to $3.99 per share.

Burcon incurred transaction costs of $77,655 related to this Note, including $58,376 incurred up to March 31, 2016 that was recorded as deferred financing costs. Of these costs, $7,366 has been recorded as financing expense for the year ended March 31, 2017, being the portion related to the derivative liability component of the convertible note.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2017 and 2016

The conversion and prepayment options were recorded as a net derivative liability and measured at fair value, with changes in fair value recorded through profit and loss. The fair value of the conversion and prepayment options was estimated based on a methodology for pricing convertible bonds using the Partial Differential Equation Method, with the following initial assumptions: expected volatility of 63%; expected dividend per share of nil; risk-free rate of 0.60%, entity-specific credit spread, and expected life of 3 years. The assumptions as at June 30, 2017 were as follows: expected volatility of 63%, expected dividend per share of nil; risk-free rate of 1.08%, initial entity-specific credit spread adjusted by the movement in the option adjusted spread of the Canada High Yield Index, and expected life of 1.9 years. The initial fair value of the net derivative liability was estimated as $189,705 as at the issue date of the Note. The assumptions were reviewed as at March 31, 2017 and the change (decrease) in fair value of the derivative liability of $94,813 was recorded for the year ended March 31, 2017. As at June 30, 2017, the fair value of the net derivative liability was estimated to be $22,248 and the change (decrease) in fair value of the derivative liability of $72,644 (2016 - $27,813) was recorded for the three months ended June 30, 2017.

RIGHTS OFFERING

2016 Rights Offering

On November 30, 2016, the Company completed a rights offering (the “2016 Rights Offering”) for 1,990,708 shares at $2.58 per common share for gross proceeds of $5.1 million and net proceeds of $5.0 million. Burcon issued to each holder on November 3, 2016 one transferable right (a “2016 Right”) for each common share held. Every eighteen 2016 Rights entitled a holder to purchase one common share at a price of $2.58. In connection with the 2016 Rights Offering, Burcon entered into a standby commitment agreement (the “2016 Standby Commitment”) with PT International, and Mr. Allan Yap (“Mr. Yap”), the Company’s Chairman and Chief Executive Officer. Pursuant to the 2016 Standby Commitment Agreement, PT International and Mr. Yap (the “2016 Guarantors”) agreed, subject to certain conditions, to purchase from Burcon such number of common shares that were available to be purchased, but not otherwise subscribed for under the 2016 Rights Offering, that would have resulted in 1,990,708 common shares being issued under the 2016 Rights Offering. As consideration for the 2016 Standby Commitment, the 2016 Guarantors are entitled to receive share purchase warrants (the “2016 Standby Warrants”) to acquire up to 497,677 common shares at an exercise price of $2.58 per common share that are exercisable up to November 30, 2018. In accordance with the policies of the TSX, the issuance of the 2016 Standby Warrants to the 2016 Guarantors is subject to shareholder approvals at Burcon’s annual general meeting (“AGM”), expected to be held in September 2017. If the Company fails to obtain the requisite shareholder approvals, the Company will pay to the 2016 Guarantors a cash fee in the aggregate of $102,721 as compensation for the 2016 Standby Commitment. The 2016 Standby Commitment Agreement gave rise to a financial asset and liability, which have been initially recorded as a derivative asset and liability of $102,721, respectively, with the change in fair value to be recorded through profit and loss. As the 2016 Rights Offering was over-subscribed, the 2016 Guarantors were not required to fulfill their respective obligations under the 2016 Standby Commitment, and therefore the change in the fair value of the derivative asset of $102,721 has been recognized as financing expense within general and administrative expenses in the third quarter of fiscal 2017.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2017 and 2016

2015 Rights Offering

 On April 30, 2015, the Company completed a rights offering for 1,552,044 common shares at $2.26 per common share (the “2015 Rights Offering”) for gross proceeds of $3.5 million, and net proceeds of $3.4 million. Subject to certain conditions, three corporate shareholders (the “2015 Guarantors”), including PT International, each agreed to provide a standby guarantee (the “2015 Standby Commitment”) to purchase such common shares that were available to be purchased, but not otherwise subscribed for, that would have resulted in a minimum of 1,552,044 common shares being issued under the 2015 Rights Offering. As the 2015 Rights Offering was oversubscribed, the 2015 Guarantors were not required to fulfill their respective obligations under the 2015 Standby Commitment.

As consideration for the 2015 Standby Commitment, the 2015 Guarantors received share purchase warrants (the “2015 Standby Warrants”) entitling the 2015 Guarantors to acquire up to 388,011 common shares that were exercisable up to April 30, 2017. These warrants expired unexercised on April 30, 2017.

OPERATIONAL HIGHLIGHTS

Peazazz®

Peazazz® pea protein is 100% soluble, transparent and heat stable in low pH solutions. Derived from field peas, Peazazz®’s uniquely clean flavor characteristics, exceptional solubility and nutritional value make it ideal for use in a variety of food, beverage and nutritional products.

Ideal applications for Peazazz® include sports nutrition beverages, citrus-based drinks, fruit-flavored beverages, fruit juice blends, fortified waters, dairy alternative products, and powdered beverage mixes. Peazazz® can also fortify snacks, cereals, and diet products, as well as gluten-free, vegetarian, and vegan food products.

Compared to other plant-based proteins, pea proteins are also hypoallergenic and more environmentally sustainable. Pea plants have a unique ability to draw in nitrogen from the atmosphere and store it in their roots. This allows producers to use less fertilizer when replenishing the soil, making pea a desired and truly sustainable crop.

During the quarter, the Winnipeg Technical Centre focused on further development of the pea process, as well as Burcon’s other protein processes. Several pieces of rental equipment were tested to improve product quality. Work also continued on other protein products to improve the colour and flavour. Our laboratory conducted testing and sensory evaluation on products produced. Burcon also continued its discussions with a select group of potential partners with respect to commercializing of Peazazz®. Burcon is considering various options, including building full-scale production facilities through a variety of partnership structures. As at the date of this MD&A, discussions are still on-going with these parties, but no assurance can be provided that an agreement will be reached.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2017 and 2016

CLARISOY™

Through its Soy Agreement with Burcon, ADM has an exclusive license to produce, market and sell CLARISOY™ soy protein worldwide. In November 2016, ADM confirmed that it has fully commissioned the first full-scale CLARISOY™ production facility at its North American headquarters in Decatur, Illinois.

CLARISOY™ 100 is a transparent, isolated soy protein and enables 100 percent soluble protein fortification in beverage applications with a pH below 4.0. CLARISOY™ 150 is specially processed for use in beverage systems with a pH of less than 4.0 with cloud systems or beverages neutralized to a pH of 7.0 or higher. Due to its clean flavor and high solubility in higher pH ranges, CLARISOY™ 150 allows for greater use of soy protein in mildly flavored neutral beverages such as meal replacement and weight management products. The new product enables beverage manufacturers to formulate up to 10 grams of protein per serving.

The CLARISOY™ portfolio is being produced, marketed and sold by ADM’s WILD Flavors and Specialty Ingredients business unit, which includes ADM’s own specialty ingredients food and wellness division.

At the 2017 Institute of Food Technologists (“IFT”) Food Expo in Las Vegas, NV, ADM again demonstrated two new products using CLARISOY™ as the sole protein source: Plant Power Frappe – a ready-to-drink cold-brew coffee containing 10g of soy protein and 6g of fiber; Bourbon Barrel Coffee Creamer – a vegan, low-calorie, non-dairy creamer containing CLARISOY™. ADM demonstrated the use of plant-based proteins in these on-trend products.

ADM featured CLARISOY™ at the 2016 IFT Food Expo in Chicago, IL. ADM demonstrated three products containing CLARISOY™ and only ADM ingredients: Vegan Choco-Nut Protein Smoothie – a smoothie containing 17g of soy protein where the primary protein source was CLARISOY™; Non-Dairy Triple Berry Greek-Style Yogurt Alternative – a Greek-style yogurt containing 12g of protein where CLARISOY™ was the sole protein source; Spiced Apple Drinkable Yogurt with Immunel™ - a drinkable yogurt containing 4g of soy protein where CLARISOY™ was again the sole protein source. ADM demonstrated its ability to formulate these products without the use of any dairy ingredient.

Since the launch of CLARISOY™ 100, ADM has launched several CLARISOY™ variants. The following table summarizes the CLARISOY™ product lines marketed by ADM:

Product Line	Product Characteristics	Transparent	Applications
CLARISOY™ 100	High viscosity	Yes	Low pH beverage systems
CLARISOY™ 110	Low viscosity	Yes	Low pH shots High protein meal replacement beverages Collagen replacement

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2017 and 2016

Product Line	Product Characteristics	Transparent	Applications
CLARISOY™ 120	Agglomerated High viscosity	Yes	Powdered Low Protein Low pH beverages
CLARISOY™ 150	High viscosity	No	Low pH beverage systems Coffee creamers
CLARISOY™ 170	High viscosity	No	Neutral pH for dairy protein replacement
CLARISOY™ 180	Low viscosity	No	Neutral pH for high protein replacement beverages

Burcon has not received any significant royalty revenues from ADM’s sales of CLARISOY™. During the three months ended June 30, 2017, Burcon recorded royalty revenues of $21,866 (2016 - $31,106). Last year’s royalty revenues comprised primarily initial license fee payments recognized as royalty revenue. While ADM has announced that it has successfully commissioned the first full-scale commercial CLARISOY™production facility, future sales and royalties cannot be ascertained at this time.

Patenting work continued to further strengthen the CLARISOY™ patent portfolio.

Other

During the quarter, Burcon continued work to further the development of a new plant-based protein process, as well as limited research work on protein extraction from various plant sources to explore potential new commercial and patenting opportunities. Burcon’s extraction and purification technologies are versatile and may be adapted to process a range of oilseed and non-oilseed meals to produce specialty proteins, such as flax and hemp. The demand for plant-based proteins continues to grow and Burcon believes there may be niche market opportunities for its specialty protein ingredients. Burcon intends to explore these opportunities in the near future.

INTELLECTUAL PROPERTY

Burcon’s patent strategy is to seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

•	Applications to protect additional novel protein extraction and purification technologies;
•	Applications to protect the uses of Puratein®, Supertein®, Nutratein®, CLARISOY™ and Peazazz® for example, as functional food and beverage ingredients; and
•	Applications to protect the “signature characteristics” of Puratein®, Supertein®, Nutratein®, CLARISOY™ and Peazazz® and other plant proteins.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2017 and 2016

During the quarter, Burcon was granted two U.S. patents covering the technologies for the production of CLARISOY™ and Peazazz®. The grant of the Peazazz® patent is the first to be granted for Burcon’s pea technology by the U.S. Patent and Trademark Office (“USPTO”). Subsequent to the quarter-end, Burcon was granted two more patents for the production of CLARISOY™ soy protein. During the three months ended June 30, 2017, Burcon continued the maintenance and prosecution of its patent applications.

Burcon currently holds 66 U.S. issued patents over its canola, soy, pea and flax protein processing technologies and canola protein isolate applications, as well as patents covering composition of matter. In addition, Burcon has a further 43 patent applications currently filed with the USPTO.

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 222 issued patents covering inventions that include the 66 granted U.S. patents. Currently, Burcon has over 345 additional patent applications that are being reviewed by the respective patent offices in various countries.

RESULTS OF OPERATIONS

As at June 30, 2017, Burcon has not yet generated any significant revenues from its technology. For the three months ended June 30, 2017, the Company recorded a loss of $1,426,279 ($0.04 per share), as compared to $1,578,780 ($0.04 per share) in the same period last year. Included in the loss amount are $126,292 (2016 - $142,924) of stock-based compensation (non-cash) costs, interest expense of $65,024 (2016 - $34,105), unrealized foreign exchange loss of $19,325 (2016 - $8,931), amortization of property and equipment of $37,066 (2016 - $32,723), change in fair value of derivative liability of $72,644 (2016 - $27,813), amortization of deferred development costs of $nil (2016 - $133,406), amortization of deferred revenue of $nil (2016 - $23,458), and financing expense of $nil (2016 - $7,366).

The following provides a comparative analysis of significant changes in major expenditures items.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2017 and 2016

Research and development expenses

Components of research and development (“R&D”) expenditures are as follows:
(unaudited, in thousands of dollars)

	Three months ended June 30
	2017	2016
Salaries and benefits	357	353
Laboratory operation	92	82
Amortization of property and equipment	37	32
Rent	22	23
Analyses and testing	14	13
Travel and meals	12	4
Amortization of deferred development costs	-	133
	534	640

A significant portion of R&D expenses is comprised of salaries and benefits. Included in salaries and benefits is stock-based compensation expense of about $67,000 (2016 - $70,000). There was an increase of about $7,000 in the cash portion of salaries and benefits as compared to the first quarter of last year, due mainly to an employee being on leave last year. Equipment rental charges increased due to the testing of various pieces of equipment as noted above, offset by decreases in other lab operation expenses.

The amortization of deferred development costs completed during the second quarter of last year.

Intellectual property expenses
(unaudited, in thousands of dollars)

	Three months ended June 30
	2017	2016
Patent fees and expenses	415	444
Trademark	-	1
	415	445

Patent legal fees and expenses comprise the majority of regulatory and intellectual property costs. Burcon’s patent strategy is to seek protection for new technologies as well as further protecting current technologies. Patent costs decreased by about $29,000 over the same period last year. This was due mostly to increases in the pea portfolio expenditures, offset by decreases in the soy and canola patenting expenditures. The activity levels in the pea portfolio continue to increase as the patent applications are processed. As expected, patent fees and expenses are lower for the canola portfolio as Burcon continues to defer canola maintenance fees, where possible.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2017 and 2016

From inception, Burcon has expended approximately $15.7 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

General and administrative (“G&A”) expenses
(unaudited, in thousands of dollars)

	Three months ended June 30
	2017	2016
Salaries and benefits	295	335
Office supplies and services	49	43
Investor relations	47	35
Professional fees	44	41
Transfer agent and filing fees	28	28
Other	20	20
Travel and meals	17	7
Financing expense	-	7
	500	516

Salaries and benefits

Included in salaries and benefits is stock-based compensation expense of approximately $60,000 (2016 –$73,000).

The cash portion of salaries and benefits decreased by about $27,000 as compared to the same quarter last year. The decrease was mainly due to the termination of an employee, offset by higher directors’ fees for more meetings held this quarter.

Investor relations

Investor relations expenses increased by about $12,000 over the comparative quarter due to the hiring of a U.S. investor relations consultant and higher news release expenses.

Financing expense

As noted above, Burcon recorded $7,366 of financing expense during the first quarter of last year for the transaction costs related to the derivative liability component of the convertible note.

LIQUIDITY AND FINANCIAL POSITION

Conditions do exist, as described in the Condensed Consolidated Interim Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern. As at June 30, 2017, the Company had not earned significant revenues from its technology, had an accumulated deficit of $84.8 million (March 31, 2017 - $83.3 million). During the three months ended June 30, 2017, the Company incurred a loss of $1.4 million (2016 - $1.6 million) and has negative cash flow from operations of $1.2 million (2016 - $1.3 million). The Company has relied on equity financings, private placements, rights offerings, other equity transactions and issuance of convertible debt to provide the financing necessary to undertake its research and development activities. At June 30, 2017, the Company had cash and cash equivalents of $3.5 million (March 31, 2017 - $4.7 million). Management estimates these funds are sufficient to fund its operations to February 2018. The estimated date excludes proceeds from outstanding convertible securities and royalty revenues that may be derived from a CLARISOY™ full-scale commercial facility. If Burcon does not receive sufficient royalties from ADM under the Soy Agreement, Burcon will require additional capital beyond this date to meet its business objectives, although there is no assurance that additional financing will be available on acceptable terms, if at all.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2017 and 2016

During the three months ended June 30, 2017, Burcon recorded royalty revenues of approximately $22,000 (2016 - $31,000). The royalty revenue recorded for the comparative quarter was primarily derived from the recognition of previously deferred initial license fees received. As noted above, ADM confirmed in November 2016 that it had successfully commissioned the first full-scale CLARISOY™ production facility. However, future royalty revenues that may be derived from the full-scale commercial facility cannot be ascertained at this time.

The net cash used in operations during the three months ended June 30, 2017, was approximately $1,207,000, as compared to $1,312,000 in the comparative quarter. The decrease of $105,000 is mainly attributed to decreases in IP expenditures of $31,000, increases in royalty income of $14,000, offset by increases in R&D operation expenses of $25,000. The movement in non-cash working capital items is due mostly to the timing of accounts payable and accrued liabilities for patent legal fees and expenses.

At June 30, 2017, Burcon’s working capital was approximately $3.1 million (March 31, 2017 - $4.3 million). As at June 30, 2017, Burcon was not committed to significant capital expenditures. Burcon may incur up to $250,000 in additional capital expenditures if modifications or further upgrades are required to the Peazazz® semi-works production facility and $1.4 million in patent legal fees and disbursements for the balance of fiscal 2018.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are its cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, the Note, accrued interest, as well as the derivative liabilities related to the 2016 Standby Commitment and the Note.

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents and amounts receivable. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents with two Canadian chartered banks.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2017 and 2016

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates, and the Note that bears interest at a fixed interest rate. Burcon’s cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk. For the three months ended June 30, 2017, the weighted average interest rate earned on the Company’s cash and cash equivalents was 0.85% per annum (2016 –0.60% per annum). The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at June 30, 2017 is estimated to be a $35,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities as at June 30, 2017 was $2,692,386, of which $502,589 due within the next 12 months. In addition, the Company may be required to pay $102,721 to the 2016 Guarantors if shareholder approvals are not received at the AGM that is expected to be held in September 2017. Conditions do exist, as described in the Liquidity and Financial Position section above and in the consolidated financial statements that cast substantial doubt over the Company’s ability to continue as a going concern.

Fair value

The fair value of the Company’s short-term financial assets and financial liabilities, including cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying values due to the short-term maturities of these financial instruments.

The fair value of the conversion option and prepayment option related to the Note, as well as the fair value of the derivative liability related to the 2016 Standby Commitment, are level 3 fair values. The methods and assumptions used to determine the fair value are described in the 2016 Rights Offering and convertible note sections above.

The fair value of the Note approximate the carrying value as at June 30, 2017 given the risk-free rate and the credit spread of the Company have not changed substantially since the issue date of the Note.

The carrying values and fair values of financial instruments, by class, are as follows as at June 30, 2017 and March 31, 2017:

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2017 and 2016

(in thousands of dollars)

As at June 30, 2017 (unaudited)

	At fair value		Financial
	through profit	Loans and	liabilities at
	or loss	receivables	amortized cost	Fair value
	$	$	$	$
Financial assets
Cash and cash equivalents	-	3,465	-	3,465
Amounts receivable	-	147	-	147
Total	-	3,612	-	3,612

Financial liabilities
Accounts payable and accrued liabilities	-	-	503	503
Convertible note	-	-	1,840	1,840
Accrued interest	-	-	190	190
Derivative liabilities	125	-	-	125
Total	125	-	2,533	2,658

As at March 31, 2017

	At fair value		Financial
	through profit	Loans and	liabilities at
	or loss	receivables	amortized cost	Fair value
	$	$	$	$
Financial assets
Cash and cash equivalents	-	4,701	-	4,701
Amounts receivable	-	164	-	164
Total	-	4,865	-	4,865

Financial liabilities
Accounts payable and accrued liabilities	-	-	517	517
Convertible note	-	-	1,818	1,818
Accrued interest	-	-	147	147
Derivative liabilities	198	-	-	198
Total	198	-	2,482	2,680

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2017 and 2016

Currency risk

The Company has not hedged its exposure to currency fluctuations. As at June 30, 2017 and March 31, 2017, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars:

	June 30, 2017	March 31, 2017
	(unaudited)
U.S. Dollars (in thousands)
Cash and cash equivalents	$600	$662
Amounts receivable	16	8
Accounts payable and accrued liabilities	(20)	(24)
Net exposure	$596	$647

Canadian dollar equivalent (in thousands)	$774	$859

Based on the above net exposure at June 30, 2017, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in an increase/decrease of approximately $77,000 (March 31, 2017 - $86,000) in the Company’s loss from operations.

OUTSTANDING SHARE DATA

As at June 30, 2017 and the date of this MD&A, Burcon had 37,827,175 common shares outstanding, 3,341,359 stock options that are convertible to an equal number of shares at a weighted average exercise price of $4.81 per share. Burcon also has issued a convertible note that may be converted into 501,253 common shares at an exercise price of $3.99 per common share.

QUARTERLY FINANCIAL DATA
(Derived from unaudited interim financial statements. All figures in thousands of dollars, except per-share amounts)

	Three months ended
			December 31,	September 30,
	June 30, 2017	March 31, 2017	2016	2016
Revenue, foreign exchange gain, interest and other income	34	125	186	66
Loss for the period	(1,426)	(1,364)	(1,386)	(1,447)
Basic and diliuted loss per share	(0.04)	(0.04)	(0.04)	(0.04)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2017 and 2016

	Three months ended
			December 31,	September 30,
	June 30, 2016	March 31, 2016	2015	2015
Revenue, foreign exchange gain, interest and other income	57	35	104	169
Loss for the period	(1,579)	(1,610)	(1,667)	(1,540)
Basic and diliuted loss per share	(0.04)	(0.04)	(0.05)	(0.04)

Included in the first quarter of this year and the first, third and fourth quarter loss of last year is a gain of about $73,000, $28,000, $124,000 and $7,000, respectively, and a loss of $64,000 in the second quarter of last year for the change in the fair value of the derivative liability related to the Note. Also included in the first quarter of this year and the first, second, third and fourth quarter loss of last year are about $126,000, $143,000, $152,000, $360,000 and $98,000, respectively, of stock-based compensation expense. Similarly, included in the second, third and fourth quarters of fiscal 2016 are $169,000, $389,000 and $198,000 of stock-based compensation expense, respectively. The higher stock-based compensation expense in the third quarters of fiscal 2016 and 2017 relate to the recognition of options granted in those quarters that had vested immediately.

Included in the first quarter of this year, the first and fourth quarters of last year and the fourth quarters of fiscal 2016 are foreign exchange losses of $19,000, $11,000, $12,000 and $115,000, respectively. Included in the second and third quarters of last year and the second and third quarter of fiscal 2016 are foreign exchange gains of $26,000, $24,000, $133,000 and $72,000, respectively. Included in the third quarter of last year and the second quarter of fiscal 2016 are non-cash financing expense of $105,000 and $210,000, respectively. Included in the second quarter of last year is $89,000 of amortization of deferred development costs and in each quarter in the table above up to June 30, 2016 is $133,000 of amortization of deferred development costs.

RELATED PARTY TRANSACTIONS

Burcon engaged Burcon Group Limited, a company that is controlled by PT International for the following related party transactions:

Included in general and administrative expenses (office supplies and services and other expenses) for the three months ended June 30, 2017 is $20,044 (2016 - $19,982) for office space rental, and equipment rental.

For the three months ended June 30, 2017, included in general and administrative expenses (management fees) is $454 (2016 - $393) for administrative services provided. At June 30, 2017, $206 (March 31, 2017 - $161) of this amount is included in accounts payable and accrued liabilities. For the three months ended June 30, 2017, included in interest and other income is $3,363 (2016 - $5,287) for legal and accounting services provided by the Company. At June 30, 2017, $854 (March 31, 2017 - $896) of this amount is included in amounts receivable.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2017 and 2016

Of the 388,011 2015 Standby Warrants that expired on April 30, 2017, 198,429 were issued to PT International.

On May 12, 2016, the Company issued a convertible note to a wholly-owned subsidiary of PT International.

CRITICAL ACCOUNTING ESTIMATES

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standard Board (IASB) on a basis consistent with those accounting policies followed in the most recent annual consolidated financial statements.

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

The significant areas where management’s judgment is applied is in determining the fair value of stock-based compensation as well as the derivative liability related to the 2016 Standby Commitment and the derivative liability related to the Note (see notes 4 and 5 to the condensed consolidated interim financial statements for assumptions used by management), the determination of whether all criteria for deferring development costs are met and the point when amortization of deferred development cost and deferred revenue commences, the expense allocation to deferred development costs, as well as the recoverable amount of deferred development costs and goodwill.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRS Interpretations Committee.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16, Leases, which requires, among other things, leases to recognize leases traditionally recorded as operating leases in the same manner as a financing lease. The required adoption date is January 1, 2019, with early adoption permitted.

IFRS 15 - Revenue from Contracts with Customers

This new standard on revenue recognition supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2017 and 2016

IFRS 9 - Financial Instruments - Classification and Measurement

The final version of IFRS 9 was issued in July 2014 and includes (i) a third measurement category for financial assets, and (ii) a single forward looking expected loss impairment model.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Amendments to IFRS 7 - Financial Instruments: Disclosures

IFRS 7 is amended to require additional disclosures on transition from IAS 39 to IFRS 9. The Amendment of IFRS 7 is effective on adoption of IFRS 9.

The Company does not expect any material impact from the adoption of IFRS 9 and IFRS 15. The Company is currently assessing the impact of IFRS 16.

NASDAQ LISTING

On June 8, 2017, the Company received a letter from the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with Listing Rule 5450 (b)(2), which requires the listed securities of the Company to maintain a minimum market value of US$50 million. The Company has not met this requirement for a period of 30 consecutive business days. The Nasdaq notification letter does not result in the immediate delisting of the Company's common shares, and the shares will continue to trade uninterrupted under the symbol "BUR."

The Company has a compliance period of 180 calendar days, or until December 5, 2017, to regain compliance with Nasdaq’s minimum market value of listed securities requirement. If at any time during the compliance period the Company’s market value of listed securities closes at US$50 million or more for a minimum of 10 consecutive business days, the Nasdaq will provide Burcon with a written confirmation of compliance and the matter will be closed.

Burcon’s management is reviewing various options available to the Company, including regaining compliance and continued listing on The Nasdaq Global Market or applying for a transfer to The Nasdaq Capital Market.

EMERGING GROWTH COMPANY STATUS

As a U.S. listed public company with less than US$1 billion in gross revenue, we continue to qualify as an “emerging growth company” (“EGC”) under the Jumpstart Our Business Startups Act, or the JOBS Act. As an EGC, we are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. We will retain the status of an EGC until the earliest of (a) the last day of the fiscal year in which we have annual gross revenues of US$1 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933; (c) the date on which we have, during the previous three-year period, issued more than US$1 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2017 and 2016

As the shares issued in the rights offering completed on April 2, 2014 were registered in the United States, Burcon will no longer qualify as an EGC after March 31, 2020. For the year ending March 31, 2021, the Company will require a public company’s registered public accounting firm to provide an attestation report relating to management’s assessment of internal control over financial reporting.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure controls and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them.

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR.

There have been no significant changes in the DC&P and ICFR that occurred during the three months ended June 30, 2017 that could have materially affected, or are reasonably likely to materially affect, such controls.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations. A detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2017 under the section titled “Risk Factors”, which is incorporated by reference herein. The AIF is available at www.sedar.com.

OUTLOOK

For the coming year, Burcon’s objectives are to further the development and commercialization of its products, with the primary focus on its pea protein.

Pea

Burcon’s goal is to identify additional multi-national food ingredient providers to secure a royalty or a joint operations agreement for Peazazz®. Burcon will continue to supply sufficient product development quantities of samples produced from the Peazazz® semi-works facility to these potential strategic partners to conduct full-scale, real-world testing. Burcon will also continue to refine and optimize the extraction and purification technology, work on developing new applications and products and file additional patent applications.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2017 and 2016

Soy

Burcon will continue to support ADM with its commercialization of CLARISOY™ soy protein products.

Canola and other

For Nutratein®, Burcon will continue to refine its technology with the objective of producing proteins of optimum quality, flavour, colour, aroma, amino acid profile, nutritional and functional attributes with the goal of its use in nutritional supplements, meal replacement products and high-protein food and beverages. Burcon will continue to pursue an animal nutrition application with companies in the animal feed industry with the intention of using Nutratein® as a full or partial replacement to dairy protein in certain high-value animal feed applications. For Supertein® and Puratein® canola protein isolates as well as for Burcon’s specialty proteins, Burcon’s goal is to work with food and beverage manufacturers to establish the value of Burcon’s proteins in their food products.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products. In addition, Burcon will work to strengthen and expand its intellectual property portfolio. Burcon will also explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives.